UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON,, D.C.  20549


                                   FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                                   EQUORUMNET
                 (Name of Small Business Issuer in its charter)

Nevada                                          88-0431508
(State or other jurisdiction of                 (I.R.S. Employer Identification
incorporation  or  organization)                Number)


3009  Rose  Lane,  Phoenix,  AZ                  85016
(Address of principal executive offices)         (zip  code)

                    Issuer's telephone number: (877) 603-4382

           Securities to be registered under section 12(b) of the Act:

Title  of  each  class               Name  on  each exchange on which each class
                                     is  to  be  registered
--------------------------------------------------------------------------------

NONE

        Securities to be registered pursuant to Section 12(g) of the Act.
                         Common Stock, $.0001 par value

                                TABLE OF CONTENTS

Introductory  Statement                                                        i
                                     Part I

Item  1  DESCRIPTION  OF  BUSINESS                                             1
     A.     Business  Development  and  Summary                                1
     B.     Principal  Products  and  Services  and  Principal  Markets        1
            Overview                                                           1
            Strategy                                                           2
     C.     Distribution Methods of the Products or Services                   2
            a)      Distribution                                               2
            b)      Advertising  and  Promotion                                2
            c)      Customer  Service                                          2

Item  2 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN  OF
OPERATION                                                                      2
     A.     Overview                                                           3
     B.     Segment  Data                                                      4
     C.     Results  of  Operations                                            4
            a)     Pre-Operating  Expenses                                     4
            b)     Revenues                                                    4
     D.     Liquidity  and  Capital  Resources                                 4
     E.     Governmental Approval, Regulation and Environmental Compliance     5
     F.     Risks  Associated  with  Operations                                5
     G.     Competition                                                        5
     H.     Developing  and  Changing  Market                                  5
     I.     Employees                                                          6
     J.     Risks  Associated  with  Year  2000                                6
     K.     Additional  Information                                            6
Item  3  DESCRIPTION  OF  PROPERTY                                             6
Item  4  SECURITY  OWNERSHIP  OF  CERTAIN BENEFICIAL OWNERS AND MANAGEMENT     7
Item  5  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS         7
Item  6  EXECUTIVE  COMPENSATION                                               8
Item  7  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS                    9
Item  8  DESCRIPTION  OF  SECURITIES                                           9

                                     Part II

Item  1  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS             10
Item  2  LEGAL PROCEEDINGS                                                    10
Item  3  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS                   10
Item  4  RECENT  SALES  OF  UNREGISTERED  SECURITIES                          10
Item  5  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS                        10

                                    Part F/S

FINANCIAL  STATEMENTS  AND  EXHIBITS                                          12

Introductory  Statement

     eQuorumNet (the "Company") has elected to file this Form 10SB registration statement on a voluntary basis in order to become a reporting company under the Securities Act of 1934. The primary purpose for this is that the Company intends to be listed for trading on the OTC Electronic Bulletin Board. Under the current NASD rules, in order to become listed on the OTC Electronic Bulletin Board, a company now must be a reporting company under the Securities Act of 1934.

     This registration statement, including the information that may be incorporated herein by reference, contains forward-looking statements including statements regarding, among other items, the Company's business and growth strategies, and anticipated trends in the Company's business and demographics. These forward-looking statements are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of factors described in this section "Risk Factors," including among others, regulatory or economic influences.

Item  1  DESCRIPTION  OF  BUSINESS

A.     Business  Development  and  Summary

     eQuorumNet, hereinafter referred to as "The Company" or eQuorumNet, was organized by the filing of articles of incorporation with the Secretary of State of the State of Nevada on July 15, 1999. The Company formed a Missouri LLC, eQuorumNet, LC, in order to facilitate the private offering. The Company plans to dissolve the LLC once the Company becomes publicly traded on the OTC Bulletin Board. The articles of The Company authorized the issuance of fifty million (50,000,000) shares of Common Stock at a par value of $0.0001 per share.

     The Company is a developmental stage company with the principal business objective to provide network and e-commerce marketing for upscale and mass market consumer products direct from the manufacturer. The Company intends to distinguish itself as "the technology leader" in these fields with its quality products, its network marketing compensation plans, its marketing materials and support programs, and its e-commerce site.

     The Company intends to identify overseas manufacturers of consumer products that have a need for a marketing arm in the United States. According to the Company's management, the development of new products such as nutritional aids and electronics in the Far East is expansive and the need for a specialized marketing company for the United States market has continued to grow in the last ten years. eQuorumNet plans to market its network marketing and e-commerce services to these manufacturers.

     During its initial phase of development, the Company is formulating profitability budgets, and marketing plans with the intention to make presentations to overseas manufacturing firms to become its marketing company in the United States. No specific manufacturing companies have signed a contract with eQuorumNet as yet, and the Company anticipates 6 to 8 months until the research phase is completed. A manufacturer/client needs to be identified and contracted with in order to begin phase II, when revenues will be expected.

     The Company intends to build a distributor base and attract a new generation of distributor leadership by providing additional financial incentives for the core leadership (i.e., short-term income incentives, recruiting incentives). It plans to increase long-term stability by addressing key distributor structure/compensation areas: 1) create several "base of tree" distributor lines to foster competition and increase opportunities for aggressive new leadership 2) implement a compensation plan which foster long-term sustainable growth by continuing to highly reward aggressive, serious business builders, while better rewarding the 95% of part-time consumer/retailer-type distributor, and better ensuring that new distributor leaders will have a solid organization under them before "breaking away", so that they will better be able to qualify for leadership bonuses, and 3) continually train distributor leadership to focus on building deep and wide with a solid base of consumers and to nurture their networks.

     The Company intends to focus on achieving and maintaining profitability also ensuring tight financial and systems control by 1) being fully prepared for cyclical sales performance while still providing top quality customer service,
2) focusing on quality, not quantity, of new staff, 3) instituting financial/accounting software systems to enable much tighter cash flow and inventory control, and minimizing long-term contractual arrangements with suppliers and keeping minimum order quantities as low as possible.

B.     Principal  Products  and  Services  and  Principal  Markets

Overview

     eQuorumNet has a principal business objective to emerge as a global leader in the network marketing industry, with millions of distributors around the world enjoying the full benefits of the secure and enhanced lifestyle that its products/services/company could bring. The Company's focus will be to develop a stable, cohesive distributor force to market its targeted products. As a secondary objective, but equally important, eQuorumNet intends to expand its marketing capabilities to the Internet via e-commerce and reusable, mass products.

Strategy

      The  principal components  of  the  Company's  strategy  are  as  follows:

- Provide highly attractive financial incentives needed to attract powerful new distributor leaders and reward loyal leadership as well as the key management team
         Under development is a Compensation Pl.an which intends to foster long-term sustainable growth of its distributors and provide for a continuous training program of distributors.
- Identify future products and expansions, with profitability and marketability
-     Focus  on  achieving  and  maintaining  profitability
- Maintain tighter cash flow and inventory control through financial/accounting software systems
-     Minimize  long-term  contractual  arrangements  with  suppliers
-     Identify  cyclical  sales  performances  and  prepare  accordingly

C.   Distribution  Methods  of  the  Products  or  Services

     a)   Distribution:

               Distribution   of  products  will  be  carried  out  through  the
               following channels:

          1) Network Marketing: Distributors will sell products directly from the manufacturer to the consumer. The Company believes this will cut out the many levels of wholesalers, distributors and retailers, and reduces the markup that is placed on the products at each of these levels. The result is intended to be larger profits, passed along to the consumer, the distributor and the Company

          2) e-Commerce. Mass-marketed products such as electronics, and lifestyle services will be sold via the Internet to the general public. The Company hopes to achieve a high volume site with added income from advertising banners and referrals.

     b)   Advertising and Promotion

          The Company's advertising is expected to be through high-visibility methods, including press releases and targeted print and media campaigns, as well as Internet sources. Effective tours in key cities to attract distributors may be implemented, as well as a yearly convention for distributors and leaders. Product videos, CD-Roms, DVDs can be developed to attract potential new distributors. Training kits for each distributor including a continual training programs intended to motivate and to create loyal distributors can be designed.

     c)   Customer Service

     The Company recognizes the need for an effective and responsive customer service base. To that end, the Company is developing a Customer Service Plan to include a Distributor Support Plan.

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATION

     The following discussion should be read in conjunction with, and is qualified in its entirety by the Financial Statements section included below.

     With the exception of historical matters, the matters discussed herein are forward looking statements that involve risks and uncertainties. Forward looking statements include, but are not limited to, statements concerning anticipated trends in revenues and net income, the date of introduction or completion of the Company's products, projections concerning operations and available cash flow. The Company's actual results could differ materially from the results discussed in such forward looking statements. The following discussion of the Company's financial condition ad results of operations should be read in conjunction with the Company's financial statements and the related notes thereto appearing elsewhere herein.

Overview

     (1) The Company, since raising its initial capital, has concentrated on researching and developing contacts in the manufacturing community to identify quality products for its network marketing and e-commerce site. The Company has specifically targeted new products and services aimed at "securing and enhancing life" including 1) Direct-from-factory electronics via Internet 2) New generation security products 3) Lifestyle services (recreation, travel sports memberships) 4) Nutritional and personal care products e.g., "nourish and cleanse" Chinese herbal supplements, skin care systems.

     During the initial phase of researching and developing contacts, the Company does not anticipate the need for any additional capital. Its office at the home of its President, 3009 E Rose Lane, Phoenix AZ 85016 is being used free of charge. On July 24, 1999, the Company completed an offering of 170,000 shares of the Common Stock of the Company to approximately 29 unaffiliated shareholders. This offering was made in reliance upon an exemption from the registration provisions of Section 4(2) of the Securities Act of 1933 (the "Act"), as amended, pursuant to Regulation D, Rule 504 of the Act. As of the date of this filing, the Company has approximately 7,500,000 shares of its $0.0001 par value common voting stock issued and outstanding which are held by 30 shareholders of record. Management fully anticipates that the proceeds from the sale will be sufficient to provide for the Company's capital needs for the next approximately three (3) to six (6) months, during its research stage of development.

     In addition, management of the Company believes the needs for additional capital going forward will be derived somewhat from internal revenues and earnings generated from the sale of its products and services. If the Company is unable to begin to generate revenues from its anticipated products, management believes the Company will need to raise additional funds to meet its cash requirements.

     The Company believes that its initial revenues will be primarily dependent upon the number of distributors it has, the number of customers it has, and the profit margins on the products it offers. Realization of significant sales of the Company's products and services during the fiscal year ending December 31, 1999 is vital to its plan of operations. To that end, realization of developing a stable organization of distributors is paramount to its plan.

     (2) No engineering, management or similar report has been prepared or provided for external use by the Company in connection with the offer of its securities to the public.

     (3) Management believes that the Company's future growth and success will be largely dependent on its ability to obtain several overseas manufacturers as clients, to attract a stable distributor force, its ability to target repeat sales through reusable products, the marketing efforts for its e-commerce site, and its choice of profitable products.

     The Company has yet to incur any research and development costs from July 15, 1999, to present, and the Company does not expect to incur any significant research and development expenses during the fiscal year ending December 31, 1999.

     (4) The Company expects to purchase regular office equipment, i.e., desks, calculators, a computer when revenues warrant such purchases, and a client/manufacturer has hired the Company to do its marketing. The Company does not have any facilities or equipment to sell at this time.

     (5) Management anticipates that it will hire and add 5 full time employees over the next twelve (12) months, as well as distributors who will be paid on commission-only basis. Employees will not be added during Phase I, the research period. Employees will be added as revenues permit.

     (6) From inception in July, 1999 through present, the Company has devoted a majority of its time on research and development. The Company has incurred start up costs of $35,000.and anticipates an additional $45,000 in start up costs. Richard Hung, individually, has paid all start up costs and will pay the additional $45,000 in start up costs. This cost includes all start up costs of attorneys, filing fees, and accountants. This $80,000.00 start up costs is borne solely by Richard Hung, and is part of his contribution to the Company, with no expected payback from the Company.

B.     Segment  Data

     There were no revenues from sales since its inception July 15, 1999. Because there was no revenue, no table showing percentage breakdown of revenue by business segment or products/service line is included.

C.   Results  of  Operations

     There were no revenues from sales up to the date of this filing. Since its inception, July 15, 1999, the Company has formed the Company's organization to pursue its business strategy.

     a) Pre-Operating Expenses. Pre-Operating expenses were not necessary, as all costs for the Company's legal organization, legal expenses, and financial audits are included in the start of costs of $80,000, to be paid in full by Richard Hung, individually.

     b) Revenues. The Company is a development state enterprise as defined in SFAS #7, and has yet to generate any revenues. The Company is devoting substantially all of its present efforts to: (1) develop the contacts to attract overseas manufacturers (2) developing plans of operations (network marketing, customer service, e-commerce), and (3) obtaining sufficient capital to commence full operations.

D.   Liquidity  and  Capital  Resources

     As of the date of this filing, the Company has $4,173 on hand or in the bank. Until such time as the Company sets forth and implements its business plan, there will be no need for additional capital, since Richard Hung is contributing his time and expenses at no cost during that time. Although the complete strategic business plan has not yet been fully researched and put together, management, at present, foresees the possibility of the need to raise about $400,000 in additional capital to fully enter the revenue stage of its plan.

     The receipt of funds from Private Placement Offerings and loans obtained through private sources by the Company are a possibility to fund the Company until revenues can be achieved. Since inception, the Company has financed its cash flow requirements through issuance of common stock and through contributions from Richard Hung. As the Company expands its activities, it may continue to experience net negative cash flows from operations, pending receipt of sales revenues. Additionally the Company may be required to obtain additional financing to fund operations through Common Stock offerings and bank borrowings, to the extent available, or to obtain additional financing to the extent necessary to augment its working capital.

     Over the next twelve months, the Company intends to increase its revenues by obtaining an overseas manufacturer/client and network marketing its products to consumers in the United States. However, the Company will continue the research and development of clients/products and in-depth plans. The Company believes that existing capital and anticipated funds from operations will be sufficient to sustain operations and planned expansion in the next three(3) to six(6) months. However, the need for additional capital after that time may be necessary. Consequently, the Company may seek additional financing in order to sustain operations. There can be no assurance such additional funds will be available or that, if available, such additional funds will be on terms acceptable to the Company. In either case, the financing could have negative impact on the financial conditions of the Company and its Shareholders.

     The Company anticipates that it will incur operating losses in the next twelve months. The Company's lack of operating history make predictions of future operating results difficult to ascertain. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets. Such risks for the Company include, but are not limited to, an evolving and unpredictable business model and the management of growth. To address these risks, the Company must, among other things, obtain a customer base, implement and successfully execute its business and marketing strategy, continue to develop its overseas contacts, provide superior customer services and order fulfillment, respond to competitive developments, and attract, retain and motivate qualified personnel. There can be no assurance that the Company will be successful in addressing such risks, and the failure to do so can have a material adverse effect on the Company's business prospects, financial condition and results of operations.

     Initial financing is only to provide funds to prove the business be necessary to obtain manufacturer/clients. The Company hopes to enter into additional funding arrangements through strategic partnerships, merger, equity offering or debt offering. Nothing has been secured as of this time.

E.   Governmental  Approval,  Regulation  and  Environmental  Compliance

     Other than general business licensing requirements, management is unaware of any governmental approval necessary for the Company's operations in the marketing industry. In addition, management is unaware of existing or probably governmental regulations on the marketing industry. Management anticipates no material costs associated with compliance with either federal, state or local environmental law.

     Export laws for Hong Kong are currently favorable for the United States, according to management. However, there can be no assurance that this condition will continue and that new laws or embargos or other hazardous enactments could adversely affect the Company's plan.

F.   Risks  Associated  with  Operations

     The Company's long-term success is partially predicated on the strength of obtaining a favorable alliance with an overseas manufacturer with profitable and marketable products.

     Its principal competition consists of entities within the marketing industry which are well established. The Company's ability to compete against these more established and more financially stable companies is premised upon the Company's ability to provide effective network marketing and e-commerce.

     Another uncertainty is the dependence on key personnel familiar with the control, administration, development, and training of distributors. The loss of Richard Hung, President, could have an adverse effect on its continued operations.

     Although research in the Company indicates that the Internet will continue with little, if any regulation, and will continue to become a viable marketing tool, there can be no assurances that the Internet will prove to be a profitable outlay for the Company in its business plans.

     While the Company's plan is being researched and developed thoroughly, there is no assurance the plan will be accepted in or by the marketplace, nor, that if it is accepted, that demand will be sufficient to make the Company profitable. The Company cannot project with certainty the outcome of its operations, and there are no assurances that the Company will operate profitably in either the near or long term.

     Local, national, and international economic conditions may have a substantial adverse affect on the efforts of the Company. The Company cannot guarantee against the possible eventuality of any potential adverse economic conditions.

G.   Competition

     The Company competes with numerous other marketing companies. Many of these competitors have substantially greater resources than eQuorumNet. The Company has identified a niche in the market as it relates to network marketing, selling a manufacturer's product on a one-to-one basis to a consumer.

H.   Developing  and  Changing  Market

     The market conditions for importing products from overseas is continually evolving and changing. The Company believes the current conditions will continue favorably for this type of venture. There can be no assurance that the Company's assessment of the situation is correct, nor that the products it selects will be accepted by the consumer.

I.   Employees

     As of the current date, the Company has no paid employees. The Company is dependent on Richard Hung, President. Mr. Hung does not plan to spend full time efforts on the research and development of products, plans, and clients during the first six months of operation. Once these plans are formulated, the Company will need to hire full time operational staff as its operations commence. Mr. Hung is fully prepared to devote full time efforts at that time, but there can be no assurance that the current full time employment of Mr. Hung would not offer a better salary and package to Mr. Hung and Mr. Hung could abandon the Company. The Company's future success also depends on its ability to attract and retain other qualified personnel, for which competition is intense. The loss of Mr. Hung or the Company's inability to attract and retain other qualified employees could have material adverse affect on the Company.

J.   Risks  Associated  with  Year  2000

     In less than six months, computer systems and/or software used by many companies may need to be upgraded to accept four digit entries to distinguish 21st century dates from 20th century dates. As the Company has no software or computers at this time, management does not anticipate any loss of or delay in market acceptance of our products and services, increased service and warranty costs, or payment by the Company of compensatory or other damages which could have a material adverse effect on the Company's business, financial condition, and results of operations.

K.   Additional  Information

     The Company intends to provide an annual report to its security holders, and to make quarterly reports available for inspection by its security holders. The annual report will include audited financial statements.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Act") and, n accordance the Commission. Such reports, proxy statements and other information may bed inspected at public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549; Northwest Atrium Center, 500 West Madison Street Suite 1400, Chicago, Illinois 60661; 7 World Trade Center, New York, New York, 10048; and 5670 Wilshire Boulevard, Los Angeles, California 90036. Copies of such material can be obtained from the Public Reference Section of the
Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549, at prescribed rates. For further information, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding reporting companies at http://www.sec.gov.
                                     ------------------

ITEM  3  DESCRIPTION  OF  PROPERTY

     The Company currently pays no rent for its executive offices. Office space is currently being used at the home of Richard Hung. This office arrangement is considered adequate for current and short-term operations of the Company.

ITEM  4  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT

     The following table sets forth certain information as of August 31, 1999, with respect to the beneficial ownership of Common Stock by (i) each person who to the knowledge of the Company, beneficially owned or had the right to acquire more than 5% of the Outstanding Common Stock, (ii) each director of the Company and (iii) all executive offices and directors of the Company as a group

Name of Beneficial Owner (1)           Number               Percent
                                       of Shares            of Class  (2)

Richard  Hung  (3)                     7,330,000            98%
3009  E  Rose  Lane
Phoenix,  AZ  85016

All Directors & Officers as a Group    7,330,000

(1) As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, top have "beneficial ownership" of any security that such person has the right to acquire within 60 days after such date.
(2)  Figures are rounded to the nearest percentage.
(3) As part of an advisory and servicing agreement, J. Thomas Howard, LTD retains all voting rights of the 7,330,000 until the fee of $80,000.00 has been paid in full. As of August 31, 1999, $45,000.00 is still due and payable from Richard Hung, individually.

ITEM  5.  DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS,  AND  CONTROL  PERSONS

     The following table sets forth the names, positions with the Company and ages of the executive officers and directors of the Company. Directors will be elected at the Company's annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board, and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board.

Name                  Age               Title

Richard Hung          47          President, Chairman

Duties, Responsibilities and Experience

Richard Hung, President, Chairman

          Richard Hung graduated from the University of Toronto, Toronto, Ontario, Canada, with a B.A.Sc. (Industrial Engineering) in 1976. In 1978, he received a Bachelor of Commerce, with a major in organization behavior from the University of Windsor, Windsor, Ontario, Canada, and a M.B.A. with a major in finance in 1979. He has more than 15 years of mass volume manufacturing experience in the consumable electronics industry, and 6 years of multi-level marketing operations management He speaks fluent English and Chinese (Cantonese, Chiu Chow), plus elementary Mandarin.

          Mr.  Hung  is  currently  Senior  Vice President/Operations at Applied
International Holdings Ltd, a Hong Kong company operating in Hong Kong, China, North America and Europe. Applied International Holdings Ltd has 1500 employees and is involved in consumer electronics manufacturing, and multi-level network marketing. As Senior Vice President/Operation since 1994, Mr. Hung reports directly to the Chairman, manages all manufacturing related function, and is involved in new product development, budget review, P/L. In 1993, Mr. Hung was Vice President/Operations for one of the company's subsidiaries in the United States that specialized in multi-level network marketing for consumable products. In that capacity, he was responsible for the customer service center with more than 300 staff members, managed order entry, customer service, MIS, purchasing, quality control and shipping departments. As General Manager of another company subsidiary in 1992, Mr. Hung was responsible for a manufacturing center with 3000 employees in China, managed all the manufacturing related departments, and liased with the overseas subsidiaries on the logistics and shipments.

          From 1987 to 1992, Mr. Hung was employed by Golden Alpha Electronics Ltd, an electronic company in the IBM compatible market and old fashioned wood cassette radios. He managed a manufacturing plant in China, was involved in the product development, toolings, pilot and mass production, worked with customers in the development and the production of 80286 and 80385 IBM compatibles.

          From 1985 to 1986, Mr. Hung was Operations Manager for Commodore Electronic Ltd, a USA Personal Home Computer Manufacturer. He managed a 24 hour continuous mass volume production, 6 days a week with total production employees of 1000 in the Hong Kong factory. He headed Production Engineering, Plant
Engineering,  Production  and  Process  Control  Engineering  departments.

          From 1984 to 1985, Mr. Hong was General Manager of Bondwell Computech Ltd, a computer electronic company engaged in the home and small business computer industry. He began as the General Manager of one of the international marketing companies of the group and then as the General Manager of one of the major manufacturing subsidiaries within the group. He managed the Hong Kong plant manufacturing, Purchasing, Material Control, Quality Control, Shipping, Accounting and Personnel, development, and international marketing.

          Mr. Hung is not an officer or director of a publicly traded company at this time.

          Notable  achievements  during  his  career  include:

               * Trimmed down the monthly factory operating expenses from HK$13mil to HK$9mil while maintaining the same sales value
               * Cost reduction via renegotiations with UPS, Federal Express, Visa, Tel-e-Check
               * Improved ship-out time to within 36 hours of sales order placements
               * Project leader who organized network marketing conventions with 12,000 attendants
               * Improved quality of packing by applying industrial engineering approaches
               * Improved profit margins of marketing materials by renegotiations with USA local vendors
               * Maintained an operating profit before tax to an average of HK$10mil per month for 10-consecutive months
               * Launched production of 10 new products within a six month period
               *    Shipment of more than 1 million units per month

ITEM  6.  EXECUTIVE  COMPENSATION

     Richard Hung has not received, nor is he projected to receive, any compensation for his services, including his capacities as Chairman and President other than the issuance of the Company's Common Stock as set forth in
Item  4  above.

     Should the Company become profitable and produce commensurate cash flows from operations and/or through the sale of strategic investments, there may be some level of compensation paid to him, however, this will be subject to approval by the Company's Board of Directors. It is the responsibility of the Company's Officers and its Board of Directors to determine the timing of any remuneration for key personnel. Such determination and timing thereof will be based upon such factors as positive cash flow to include equity sales, operating cash flows, capital requirements, and a positive cash flow balance in excess of $12,500 per month. At the time cash flow reaches this point, and appears to be sustainable, the Officers and Board of Directors will again readdress the compensation of its key personnel and set forth a more formal and complete plan for remuneration in line with operations of the Company. At present, the Company's management cannot accurately estimate the point when revenues and operating cash flows will be sufficient enough to implement this compensation plan, nor are they able to estimate the exact amount of compensation at this time.

     There are no annuity, pension, or retirement benefits proposed to be paid of Officers, Directors, or employees of the Company in the event of retirement at normal date pursuant to any presently existing plan provided or contributed to by the Company, or any of its subsidiaries, if any.

Key  Officer  Employment  Agreements

     No employment contracts have been negotiated or signed as yet. However, the Company plans on having all key employees and officers sign a detailed employment contract as appropriate.

Compensation  of  Directors

     All directors will be reimbursed for expenses incurred in attending Board or committee meetings.

Stock  Option  Plan  and  Non-Employee  Directors'  Plan

     No stock option plan has been set forth, and no non-employee directors' plan has been instituted. The Company may decided, at a later date, and reserves the right to, initiate these plans as deemed necessary by the Board.

ITEM  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

     Business Consultants. The Company has relied on J. Thomas Howard, LTD as key business consultants while in its development stage. J. Thomas Howard, LTD has provided the assistance in preparing the Company to become a reporting company. For this assistance, the Company has issued 90,000 shares of Common Stock at $.02 per share to companies under control by J. Thomas Howard, LTD.

ITEM  8.  DESCRIPTION  OF  SECURITIES

     The Company's Articles of Incorporation authorizes the issuance of 50,000,000 shares of common stock, $.0001 par value per share, of which 7,500,000 shares were outstanding as of the date of this Prospectus. The Company is not authorized to issue shares of preferred stock. Holders of shares of common stock are entitled to one vote for each share on all maters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are validly issued, fully paid and non-assessable. The Company has not authorized any Preferred Stock, Convertible Stock, or Warrants as of the date of this filing.

Transfer  Agent
     The transfer agent for the common stock is Florida Atlantic Stock Transfer, 7130 Nob Hill Road, Tamarac, Florida 33321.

PART  II

ITEM  1.  MARKET  FOR  COMMON  EQUITY  AND  RELATED  STOCKHOLDER  MATTERS

     The Company's shares of Common Stock are not registered with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (hereinafter referred to as the "Act"), and with the exception of certain shares issued pursuant to Regulation D-504, are "restricted securities." A total of 170,000 shares are unrestricted, based on the Texas Securities Act, Section 5T and Rule 109 3 (c), and the Missouri Uniform Securities Act, Section 30-54.215.

     Since its inception July 15, 1999, the Company has not paid cash dividends on its Common Stock. It is the present policy of the Company not to pay cash dividends and to retain future earnings to support the Company's growth. Any payments of cash dividends in the future will be dependent upon, among other things, the amount of fund available therefor, the Company's earnings, financial condition, capital requirements, and other factors which the Board of Directors deem relevant.

     As  of  August  31,  1999,  there  were  30  Common Shareholders of record.

ITEM  2.  LEGAL  PROCEEDINGS

     The Company is not presently a party to any litigation, nor to the knowledge of management is any litigation threatened against the Company, which would materially affect the Company.

ITEM  3.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS

     None.

ITEM  4.  RECENT  SAL.ES  OF  UNREGISTERED  SECURITIES

Private  Placements.

     In July, 1999, The Company completed an exempt placement of 169,000 shares of common stock, Pursuant to Rule 504, at a price of $0.02 per share, and 1,000 shares of common stock, Pursuant to Rule 504, at a price of $0.06 per share for a total of $3,440.00. There are 29 shareholders, all of which hold less than 5% of the shares.

ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

     The Articles of Incorporation for the Company do contain provisions for indemnification of the officers and directors; in addition, Section 78.751 of the Nevada General Corporation Laws provides as follows:

     78.751 Indemnification of officers, directors, employees and agents; advance of expenses.

     1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsection 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

     4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:
          (a)  By the stockholders;
          (b)  By the board of directors by majority vote of a quorum consisting of directors who were not parties to act, suit or proceeding;
          (c)  If a majority  vote of a quorum  consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or
          (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion; or

     5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than the directors or officers may be entitled under any contract or otherwise by law.

     6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:
          (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses jade pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his act or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.
          (b) Continues for a person who has ceased to be a director, officer, administrators of such person.

PART  F/S

FINANCIAL  STATEMENTS

The Audited Financial Statement of the Company, prepared by Williams & Webster, PS, Certified Public Accountants, Seafirst Financial Center, W. 601 Riverside, Suite 1940, Spokane, WA 99201 required by Regulation S-X commence on page F/S 1 hereof in response to this Item 13 of this Registration Statement on Form 10SB and are incorporated herein by this reference.

EXHIBITS

Exhibit  2          Charter  &  bylaws

     Exhibit  2  (1)          Articles  of  Incorporation

     Exhibit  2  (2)          By-Laws

Exhibit  3          Instruments  defining  rights  of  security  holders
                    (see  Exhibit  2)

Exhibit  5          Voting  Trust  agreement
                    (not  applicable)

Exhibit  6          Material  contracts

     Exhibit  6  (1)     Advisory  and Servicing Contract between Richard Hung
                         and J. Thomas  Howard,  LTD

     Exhibit  6  (2)     Operating  Agreement  of  eQuorumNet,  LC.

Exhibit  7          Material  foreign  patents
                    (not  applicable)

Exhibit  12         Additional  exhibits
                    (not  applicable)

Exhibit  13         Canadian  issuer's  power  of  atty
                    (not  applicable)

                                 SIGNATURE  PAGE

Pursuant to the requirements of Section 12 of the securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.




Date:  October  6,  1999

                              eQuorumNet


                              By:  /S/ Richard  Hung,  President
                              ----------------------------------
                                       Richard  Hung,  President

                                   EQUORUMNET
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS




                                 AUGUST 31, 1999











                              WILLIAMS & WEBSTER PS
                          CERTIFIED PUBLIC ACCOUNTANTS
                            SEAFIRST FINANCIAL CENTER
                           W 601 RIVERSIDE, SUITE 1940
                                SPOKANE, WA 99201
                                 (509) 838-5111

                                   EQUORUMNET
                          (A DEVELOPMENT STAGE COMPANY)

                                TABLE OF CONTENTS



INDEPENDENT  AUDITOR'S  REPORT                                      1

FINANCIAL  STATEMENTS

     Balance  Sheet                                                 2

     Statement  of  Operations                                      3

     Statement  of  Stockholders'  Equity                           4

     Statement  of  Cash  Flows                                     5

NOTES  TO  FINANCIAL  STATEMENTS                                    6

Board  of  Directors
eQuorumNet
3009  Rose  Lane
Phoenix  AZ  85016
                          Independent Auditor's Report

We have audited the accompanying balance sheet of eQuorumNet (a development stage company) as of August 31, 1999 and the related statements of operations, cash flows, and stockholder's equity for the period from July 15, 1999
(inception) through August 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of eQuorumNet as of August 31, 1999, and the results of its operations and its cash flows for the period from July 15, 1999 (inception) to August 31, 1999, in conformity with generally accepted accounting principles.

As discussed in Note 2, the Company has been in the development stage since its inception and has no revenues. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




/S/ Williams  &  Webster,  P.S.
Williams  &  Webster,  P.S.
Certified  Public  Accountants
Spokane,  Washington
September  17,  1999

                                       EQUORUMNET
                             (A DEVELOPMENT STAGE COMPANY)
                                      BALANCE SHEET


                                                                       August 31,
A S S E T S                                                               1999
                                                                     ---------------
  CURRENT ASSETS
    Cash                                                             $        4,173
    Receivable from shareholder                                              45,000
                                                                     ---------------
      TOTAL CURRENT ASSETS                                                   49,173
                                                                     ---------------

    TOTAL ASSETS                                                     $       49,173
                                                                     ===============

L I A B I L I T I E S   &   S T O C K H O L D E R S '   E Q U I T Y

  TOTAL LIABILITIES                                                  $            -
                                                                     ---------------

  COMMITMENTS AND CONTINGENCIES                                                   -
                                                                     ---------------

  STOCKHOLDER'S EQUITY
    Common stock, 50,000,000 shares authorized,
      $.0001 par value; 7,500,000 shares
      issued and outstanding                                                    750
    Additional paid-in capital                                               83,423
    Accumulated deficit                                                     (35,000)
                                                                     ---------------
    TOTAL STOCKHOLDERS' EQUITY                                               49,173
                                                                     ---------------

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       $       49,173
                                                                     ===============

The accompanying notes are an integral part of these financial statements.

                       EQUORUMNET
              (A DEVELOPMENT STAGE COMPANY)
                STATEMENT OF OPERATIONS


                                           Year
                                          Ended
                                        August 31,
                                           1999
                                     ---------------
R E V E N U E S                      $            -
                                     ---------------

E X P E N S E S
    TOTAL OPERATING EXPENSES                 35,000
                                     ---------------

NET LOSS                             $      (35,000)
                                     ===============


  Net Loss per common share          $         0.01
                                     ===============

  Weighted average number of
    common stock shares outstanding       7,500,000
                                     ===============

The accompanying notes are an integral part of these financial statements.

                                                            EQUORUMNET
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                 STATEMENT OF STOCKHOLDERS' EQUITY


                                                      Common Stock
                                                 -------------------                                         Total
                                                  Number               Additional        Accumulated     Stockholders'
                                                 of Shares    Amount   Paid-in Capital     Deficit           Equity
                                                 ---------  ---------  ---------------  --------------  ---------------
Issuance of common stock in July 1999:
  for cash at an average of $.0006 per share     7,500,000  $     750  $        3,423   $           -   $        4,173

Additional capital contributed by the president
  of the company                                         -          -          80,000               -           80,000

Loss for period ending, August 31, 1999                  -          -               -         (35,000)         (35,000)
                                                 ---------  ---------  ---------------  --------------  ---------------
  Balance at August 31, 1999                     7,500,000  $     750  $       83,423   $     (35,000)  $       49,173
                                                 =========  =========  ===============  ==============  ===============

The accompanying notes are an integral part of these financial statements.

                            EQUORUMNET
                   (A DEVELOPMENT STAGE COMPANY)
                     STATEMENT OF CASH FLOWS


                                                     Year
                                                    Ended
                                                  August 31,
                                                     1999
                                                --------------
Cash flows from operating activities:
  Net loss                                      $     (35,000)
                                                --------------

  Net cash used in operating activities               (35,000)
                                                --------------

Cash flows from investing activities:                       -
                                                --------------

Cash flows from financing activities:
  Cash contributed by President of the Company         35,000
  Issuance of stock                                     4,173
                                                --------------

  Net cash provided by financing activities            39,173
                                                --------------

Net increase in cash                                    4,173


Cash, beginning of period                                   -
                                                --------------

Cash, end of period                             $       4,173
                                                ==============

SUPPLEMENTAL DISCLOSURES:
  Cash paid for interest and income taxes:
    Interest                                    $           -
                                                ==============
    Income taxes                                $           -
                                                ==============

NON-CASH INVESTING AND FINANCING ACTIVITIES
  Start-up costs paid by shareholder            $      80,000

The accompanying notes are an integral part of these financial statements.

                                   EQUORUMNET
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                                 AUGUST 31, 1999


NOTE  1  -  ORGANIZATION  AND  DESCRIPTION  OF  BUSINESS

eEQuorumNet, (hereinafter "the Company"), was incorporated in July 1999 under the laws of the State of Nevada primarily for the purpose of network marketing of electronics, nutritional and personal care products. At August 31, 1999, the Company is operating from the residence of the Company's President, in Phoenix, Arizona rent free. In August 1999 the Company formed eQuorumNet, LC, a limited liability Company, to facilitate the Initial Public Offering (IPO) of the Company's stock. This limited liability company will be dissolved upon finalization of the Company's IPO.

The Company is in the development stage and as of August 31, 1999 had not realized any significant revenues from its planned operations.

NOTE  2-SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

This summary of significant accounting policies of eQuorumNet is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Development  Stage  Activities
------------------------------

The Company has been in the development stage since its formation on July 15, 1999. It is primarily engaged in network marketing.

Going  Concern
--------------

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company has generated no revenues since inception. The Company, being a developmental stage enterprise, is currently putting technology in place which will, if successful, mitigate these factors which raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Management has established plans designed to increase the sales of the Company's products. Management intends to seek new capital from new equity securities issuances that will provide funds needed to increase liquidity, fund internal growth and fully implement its business plan.

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

Accounting  Method
------------------

The Company's financial statements are prepared using the accrual method of accounting.

Loss  Per  share
----------------

Loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding.

Income  Taxes
-------------

No provision for taxes or tax benefit has been reported in the financial statements, as there is not a measurable means of assessing future profits or losses.

Year  2000
----------

The Company, like other firms, could be adversely affected if the computer systems used by it, its suppliers or customers do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment.

At this time, because of the complexities involved in the issue, management cannot provide absolute assurances that the Year 2000 issue will not have an impact on the Company's operations.

The Company has not purchased any software or hardware. When the Company does purchase software and hardware it will determine at that time if there could be any adverse effects to the Company's operations regarding Year 2000 issues. Management also believes that Year 2000 issues should not adversely affect the ability of its clients and customers to conduct business with the Company. Any costs associated with Year 2000 compliance will be expensed when incurred.

NOTE  3  -  PROPERTY  AND  EQUIPMENT

At  August  31,  1999  the  Company  does  not  own  any  property or equipment.

NOTE  4  -  ACCOUNTS  RECEIVABLE  FROM  STOCKHOLDER

At August 31, 1999, the Company has a receivable from its president, the major stockholder, in the amount of $45,000. This receivable arose from a contract signed by the president with an advisory firm designated to assist in establishing an initial public offering for the Company. The total amount of advisory services of $80,000, of which $35,000 has been expensed to date, has been recorded by the Company as additional paid in capital.

NOTE  5-COMMON  STOCK

Upon incorporation, the Company authorized the issuance of 50,000,000 shares of common stock at a par value of $0.0001 per share of which 7,500,000 shares are outstanding. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders, but have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared by the Board of Directors in its discretion, from funds legally available therefor. The Company has not authorized any preferred stock, convertible stock, warrants or options as of August 31, 1999.